U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
Amendment No. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

MONTGOMERY REAL ESTATE SERVICE, INC.
(F/K/A MEDIA GROUP SOUTH, INC.)
(Name of small business issuer in its Charter)

Nevada	88-0450667
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103
(Address of principal executive offices)

(413) 734-3116
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
To be so registered	which each class is to be
registered
None.	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See definitions of “large accelerated file”, accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  □                                                   Accelerated filer □

Non-accelerated filer    □                                                   Smaller reporting company ■

ITEM 1. BUSINESS

Introduction

We were incorporated on February 8, 2000 under the laws of the State of Nevada.  From the beginning of 2003 until December 31, 2007 we had no operations no assets.  We were a dormant company and with no revenues.  Subsequent to December 31, 2007 we have begun operating in the real estate industry and now engage in the business of buying, selling, renting, and improving real estate. We are an early stage company and currently own 100% of the common stock of Front Street First Corp., which, in turn, owns property in Chicopee, Massachusetts, near Springfield in western Massachusetts at 472 Front Street. Specifically, we own a three-story house that consists of six units and generates revenue by rentals on units. We plan to continue in this line of business for the foreseeable future. Our executive offices are located at c/o Lessard Property Management, Inc. 191 Chestnut Street in Springfield, Massachusetts 01103. Our telephone number is at Lessard Property Management, Inc. is (413) 734-3116. We are currently authorized to issue 175,000,000 shares of common stock and 25,000,000 shares of preferred stock. Both have a par value of $.001 per share. The preferred shares are convertible into common on a one for ten conversion basis. We currently have 30,356,200 shares of common stock issued and outstanding.

Our business plan is to buy more investment properties which we believe have good cash flows or good cash flow potential, plus a favorable estimated resale value. We plan to lease our properties primarily to residential tenants. We plan to make limited improvements to our properties, so that we can increase occupancy, improve cash flows, and enhance potential resale value.

As shown in the accompanying audited financial statements, we have suffered recurring losses from operations since our inception. We experienced net income (losses) of ($12,767) and $180 during 2007 and 2006, respectively. We had a total accumulated deficit of $22,431 as of December 31, 2007. These factors raise substantial doubt about our ability to continue as a going concern.

THE BUILDING AT 472 FRONT STREET

On December 31, 2007, we acquired 100% of the common stock of Front Street First Corp., which in turn, owns 100% of a three-story apartment house, with six units in central downtown Chicopee, Massachusetts at 472 Front Street, which the board of directors had identified as an acceptable business opportunity. We are obligated to secured commercial mortgages to two unrelated parties collectively for $203,201 in order to obtain the property. As of December 31, 2007, the mortgages had been paid down to an aggregate of $197,872.

As of December 31, 2007, we had six lease agreements in place for the building. The leases are managed by Lessard Property Management, Inc. on our behalf, and the monthly amounts due under the leases, in the aggregate, total $4,465 per month according to the rent roll. We have not reported the individual lease amounts, because they are in the names of private individuals.

Lessard Property Management has a contract with us to manage these leases, and their fee for doing so is 8% of the collected rent, or $150 per project, whichever is greater.  For a full list of duties performed by Lessard Property Management, Inc. please refer to Exhibit 10.1 This property management agreement was assigned to us by, Duane Bennett, trustee of our majority shareholder, for no additional consideration, other than as part of the process by which he deeded the property to us.

OVERVIEW OF OUR MARKET AREA

The city of Chicopee lies on the outskirts of the Springfield, Massachusetts urban area, located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91.  Interstate 90 is the major east-west highway crossing Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. Chicopee is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut.  Chicopee serves as the home of Westover Air Force Reserve Base and Barnes Air National Guard Base and is located in Hampden County, Massachusetts, whose estimated 2007 population was 464,758. Hampden County’s current annual growth rate is 0.3%.

The economy in our primary market area enjoys the presence of large employers such as the Baystate Health, Big Y Supermarkets, University of Massachusetts, Mass Mutual Financial Group, Mercy Medical Center, Friendly Ice Cream Corporation, Yankee Candle, and Hasbro Games.  Performance Foods is near completion of its 275,000 square foot distribution facility and Harvey Industries will build a new 250,000 square foot manufacturing facility in the Chicopee River Industrial Park. Other employment and economic activity is provided by financial institutions, eight other colleges and universities, several other hospitals and a variety of wholesale and retail trade businesses.

Recent local developments such as the announcement by Baystate Health of a $259 million expansion, a historic downtown hotel in Springfield will be redeveloped next year with a new parking garage and a rebound in the class A office market will bring improvements to the local economy.  According to the NAI Global 2008 Market Report, although the real estate market in Western Massachusetts continues to have problems, the fourth quarter of 2007 ended with positive changes in the area and with new commercial and industrial development planned for the future, the Greater Springfield, Massachusetts area is expected to rebound in 2008.

According to the Pioneer Valley Planning Commission's "Briefing Report:  The Economic Impact of the Proposed New Haven-Hartford-Springfield Commuter Rail Line," dated December 2006, the economic impact of building the proposed New Haven-Hartford-Springfield commuter rail line will be significant.  The operation of the commuter rail line will create about 249 new jobs in the corridor as well as increase regional economic output by almost $15 million per year and regional income tax revenues by about $1.2 million per year for the 10-year period 2011-2020.

A press release put out on May 29, 2008 by the University of Massachusetts Donahue Institute indicates that Massachusetts has stayed above the average national economic growth, which through March has grown by a 3.2% annual rate compared to a .6% rate for the nation. Additionally, the state has added 4,600 jobs while the nation has cut over 200,000 jobs.  Massachusetts is home to many technology, biotechnology and health science industries that are in high demand.  For this reason, Michael Goodman, Director of Economic and Public Policy Research at the University of Massachusetts’ Donahue Institute stated that, “The technology part of our economy is offsetting the housing market.”

These market factors form the setting in which we plan to execute our business model.

OUR PLAN TO ACQUIRE OTHER RENTAL PROPERTIES

Our business plan is to buy more rental properties that we believe are undervalued, compared to their cash flows and estimated resale value. Our strategy is to identify rental properties with a favorable purchase price relative to their market value, as well as positive cash flow. We plan to buy properties primarily leased to residential tenants. We are prepared to make some improvements to our properties, so that we can increase occupancy, improve cash flows, and enhance potential resale value. We will most likely seek properties in the Springfield, Massachusetts area for the next 12 months.

Our success will be dependent upon implementing our plan of operations and the risks associated with our business plans. We operate primarily in the Springfield, Massachusetts area. We plan to strengthen our position in this market. We plan to expand our operations through our acquisition and improvement of real estate.

We presently own one three-story apartment building in Chicopee, Massachusetts. Duane Bennett, has previously owned and operated a real estate company in the Springfield, Massachusetts area, and has long-term contacts in the area. We anticipate that we will begin to locate and negotiate for the purchase of additional properties during the second quarter of 2008. We hope to acquire additional real estate in the next 12 months, and to utilize the proceeds from the rental revenues of those properties to pay our operating costs for the next twelve months; however, there are no assurances that this revenue will be sufficient to cover our operating costs. Accordingly, if our revenues are not sufficient, management actions would be taken to raise equity capital, seek strategic relationships and alliances, and build our marketing efforts to generate positive cash flow provide the means for us to continue as a going concern. Mr. Bennett is related to us as our officer, director and sole shareholder of the Northeast Nominee Trust, our majority shareholder. There is not a written agreement in place with Mr. Bennett and he has no obligation to provide additional funds.

PROPERTY LOCATION PROCEDURES

We plan to conduct a preliminary analysis that consists of:

•
Reviewing real estate sales information provided by local board of realtors associations and our review of the census tract increases. The information that we may obtain that would weigh in favor of our proceeding with a property acquisition would be:

o	High volume of real estate sales within the specific area
o	New schools and major commercial developments in the area

o	Improved state and city roads in the area

The information that we may obtain that would weigh against our proceeding with a property acquisition would be:

o	Hazardous waste in the area
o	High crime in the area

o	Overcrowding in the area

The data that we analyze to determine whether to purchase properties are:

•	Demographic data that suggests increased demand in a specific area. The data that would weigh in favor of our proceeding with a purchase would be:
o	Increase in industrial activity such as a major corporation moving into the area creating new jobs and increasing residential housing demand.

o	Increase in the population’s median income levels for a certain area.
o	Low crime rate in the area

•	Demographic data that would weigh against a purchase would be:
o	Migration of industrial companies outside the area.

o	Decrease in income levels
o	High crime rate in the area

In order to determine and evaluate the fastest growing areas, we will obtain reports from report surveys and reporting companies. These reports will provide detailed information that we will then study to determine where the good areas of growth are.

We will also rely on information provided by the U.S. Census Bureau to obtain information pertaining to population shifts and number of total people in a specific area. We plan also to compare the population figures from the 1990 census with those of the 2000 census.

DETAILED MARKET AND FINANCIAL ANALYSIS

We will perform detailed market and financial analysis regarding each property we decide to review for purchase so as to determine whether the specific location is appropriate for acquisition and development. That detailed information will include the following:

•	Number of properties on the market.
•	Number of properties sold in the past 12 months.
•	Sales prices asked per property.
•	Sales price sold per property.
•	Total square footage and acreage per property
•	Total number of units per property.
•	Total number of pending closings per property.

PURCHASE PROCEDURES

Once we have located a property that we may want to purchase, we will ascertain whether the owner is willing to sell the property. We then negotiate a purchase price and ask the following questions of the prospective seller and/or obtain answers from third parties:

•	When does the owner want to sell and close? Favorable conditions we look for regarding this factor are:
o	The seller is willing and able to sell within a six-month period.

o	Typically, the timing and motivation of sellers to enter into contract to sell may include several factors such as: estate planning, gifts to family, age, health and other personal factors.

•	How much will the owner sell the land for? Favorable conditions we will look for regarding this factor are:
o	The price is below market value. We determine market value through appraisals and comparable sales reports in the area.

o	With respect to price, we would also consider value trends, such as historical yearly increases in property values

•	Are there any defects on the title? Favorable conditions we will look for regarding this factor are:
o	No liens and/or encumbrances.

o	The buyer is able to deliver a clean title within the time we would like to close.

•	Does the landowner have title insurance on the property? Favorable conditions we will look for regarding this factor are:
o	The landowner has title insurance on the property.

o	The landowner is able to secure title insurance on the property.
o	We would be able to obtain title insurance on the purchased property.

We will obtain the following documents from the seller during our due diligence on the property:

•	General maps;
•	Environmental reports
•	Copies of existing zoning maps and regulations;
•	Conduct land inspection procedures;
•	Proposed zoning regulations;
•	Deeds;
•	Title insurance; and
•	Tax bills.

We then verify the accuracy of these documents and determine how the information contained in the documents impacts the property that we are considering to purchase.

OUR FINANCING PROCEDURES

We will attempt to obtain financing from local banks doing business within the area where we are attempting to purchase property. Our officer and director, Mr. Bennett, has, in the past, personally guaranteed repayment of debt for property purchases along with necessary corporate guarantees, and we plan to use such guarantees in the future, if necessary; however, there are no assurances that Mr. Bennett, or we, will be in a financial position to do so. We do not have any written agreements now or in the past with Mr. Bennett, obligating him to guarantee repayment of future debt or any of our other obligations. Mr. Bennett is not otherwise under any legal obligation to provide us with capital. Assuming we can pay down some of the mortgages on our property, we hope to leverage the property with a financial institution or private lender so that funds are available for additional purchases, based on using the property as collateral.

The procedures for obtaining our financing are as follows:

1.	File loan application.
2.	Credit checks, property appraisal done.
3.	Loan documents drafted.
4.	Down payment made that is typically approximately 5 to 10% of the appraised value.
5.	Institution lends funds for the balance, less certain transaction fees that are typically between approximately 2 to 3%.
6.	A lien is then filed with the appropriate recorder’s office.

There are no assurances that our financing procedures will be adequate to secure the funds needed to sustain our operations.

DISTRIBUTION

We have no distribution agreements in place with anyone. We plan to sell the properties we acquire primarily through direct selling efforts involving established real estate brokers and property managers and corporations that may have a need for residential and/or commercial real estate. We plan to contract with real estate brokers, sub-contractors and other agents to assist in us on a project-by-project basis.

NEW PRODUCTS OR SERVICES

We currently have no new products or services announced to the public. We will make public announcement in the future upon entering into material contracts to acquire any new real estate projects.

COMPETITIVE BUSINESS CONDITIONS

We face significant competition both in acquiring rental properties and in attracting renters. Our primary market area of residential multi-family unit rentals is highly competitive, and we face direct competition from a significant number of multi-family unit landlords, many with a local, state-wide or regional presence and, in some cases, a national presence. Many of these landlords are significantly larger and have greater financial resources than us. Our competition for renters comes from newer built apartment complexes as well as older apartment buildings.

New jobs created in 2007 (30,800) was the strongest it’s been five years.  But as the year ended, growth slowed to 22,400 (0.9%).  The businesses that helped jumpstart 2007 have had sluggish growth recently.  Red Capital Research, forecast job growth to slow (0.3%) in 2008.  However, Red Capital Group thinks that in 2009 there will be big progress in the employment sectors, such as transportation, finance, business services, and education and health service firms.

According to Red Capital Group’s March 2008 Market Overview Multifmaily Housign Update, a total of 10,600 units were completed over 2006 and 2007, an uncharacteristically active 24- month period.  However, despite recent weakness, Reis Inc. is optimistic with regard to New England assets.  The service expects owners to have faster rates of effective rent growth in 2008- 2009. (2.8%)

The average price per unit rose 12% in 2007 to $173,789.  Furthermore, according to Real Capital Analytics, trade activity soared 150% to $3.006. Red Capital Group estimates that there is a five-year holding period, with a total return of 5.5%.

In addition, we face significant competition from home builders and land developers, because many renters have moved out of the rental market into single-family homes. Nationally, there are over one hundred major land developers. Approximately 10% of these developers capture approximately 50% of the market for such developments. These developers have greater financial resources than we do and are better poised for market retention and expansion than we are. Specifically, our competition with national homebuilders is as follows:

•	Pulte Homes;
•	Ryan Homes;
•	Ryland Homes;
•	Toll Brothers
•	John Weiland Homes;
•	Cresent Resources; and
•	Harris Group

These national homebuilders purchase land or lots of vacant land parcels to build single-family homes, often in connection with nearby shopping centers and commercial buildings. The national homebuilders have substantial resources to enable them to build single-family homes for resale.

These builders engage in single-family home development and have greater financial resources than we do. In addition, these companies have greater operational resources because they are able to perform a variety of development tasks themselves. These companies purchase vacant land tracts and perform all the work necessary to construct the homes, such as land clearing and road development and then build the homes themselves. In contrast, we do not have the financial or operational resources to perform these tasks. These national and local builders are better equipped to acquire tracts of land equipped with these capabilities due to their operational and financial superiority over us.

We have no competitive advantages over any of the individuals and/or companies against whom we compete. We have significantly less capital, assets, revenues, employees and other resources than our local and/or national competition. There are no barriers to entry into this market.

INTELLECTUAL PROPERTY

At present, we do not have any patents, trademarks, licenses, franchises, concessions, and royalty agreements, labor contracts or other proprietary interests.

GOVERNMENT REGULATION ISSUES

We are subject to applicable provisions of federal and state securities laws and to regulations specifically governing the real estate industry, including those governing fair housing and federally backed mortgage programs. Our operations will also be subject to regulations normally incident to business operations, such as occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations. Although we will use our best efforts to comply with applicable regulations, we can provide no assurance of our ability to do so, nor can we fully predict the effect of these regulations on our proposed activities.

RESEARCH AND DEVELOPMENT

We have spent no funds on research and development.

EMPLOYEES

Presently, we have no employees. We have no employment agreements with any of our management. We do not anticipate hiring any additional employees in the next 12 months.

ITEM 1A. RISK FACTORS

INVESTING IN THE SHARES OF COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK.  WE CANNOT ASSURE THAT WE WILL EVER GENERATE REVENUES, DEVELOP OPERATIONS, OR MAKE A PROFIT.

OUR LIMITED OPERATING HISTORY AND NEAR ABSENCE OF REVENUES MAKES EVALUATING OUR BUSINESS AND PROSPECTS DIFFICULT

While our competitors have operated real estate businesses for a significant period of time, we have only had limited operations and a near absence of revenues since our inception on February 8, 2000.  As a result, we have a limited operating history upon which you can evaluate us and our prospects. In addition, we have an accumulated deficit of $22,431 since inception through December 31, 2007. These uncertainties increase the risk that you may lose your investment.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK

To date, we have not paid any dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon our earnings, financial requirements and other factors deemed relevant by our board of directors.  Thus, there is a greater risk you may never receive a return on your investment in our common stock.

THERE IS NO TRADING MARKET FOR OUR SHARES OF COMMON STOCK, AND YOU MAY BE UNABLE TO SELL YOUR SHARES.

There is not, and has never has been, a trading market for our securities. There is no established public trading market or market maker for our securities. There can be no assurance that a trading market for our common stock will be established or that, if established, can be sustained. Thus, there is a risk that you may never be able to sell your shares.

OUR LACK OF AN ESTABLISHED BRAND NAME AND RELATIVE LACK OF RESOURCES COULD DECREASE OUR ABILITY TO EFFECTIVELY COMPETE IN THE REAL ESTATE MARKET.

We do not have an established brand name or reputation in the residential real estate business. We also have a relative lack of resources to conduct our business operations.  Thus, we may have difficulty effectively competing with companies that have greater name recognition and resources than we do. Presently, we have no patents, copyrights, trademarks and/or service marks that would protect our brand name or our proprietary information, nor do we have any current plans to file applications for such rights. Our inability to promote and/or protect our brand name may decrease our ability to compete effectively in the residential real estate market.

WE HAVE SUBSTANTIAL NEAR-TERM CAPITAL NEEDS; WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL FUNDING NEEDED TO ENABLE US TO OPERATE PROFITABLY IN THE FUTURE.

We will need additional funding over the next twelve months to develop our business. The estimated need for funds could be as little as $25,000 or as high as $1,000,000, depending on the properties we plan to acquire and the maintenance of current facilities. As of December 31, 2007, we had only $1,093 worth of liquid cash with which to pay our expenses. In addition, we have no credit facility or other committed sources of capital. Accordingly, we will seek outside sources of capital such as conventional bank financing; however, there can be no assurance that we will be able to obtain favorable terms for such financing. If adequate funds are not available, we may be required to curtail operations or shut down completely.

WE MAY NEED TO ISSUE MORE STOCK, WHICH COULD DILUTE YOUR STOCK

If we do not have enough capital to meet our future capital requirements, we may need to conduct additional capital-raising in order to continue our operations. To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities could result in dilution to our shareholders and/or increased debt service commitments. Accordingly, if we issue additional stock, it could reduce the value of your stock.

OUR PRINCIPAL STOCKHOLDER CONTROLS OUR BUSINESS AFFAIRS, SO YOU WILL HAVE LITTLE OR NO PARTICIPATION IN OUR BUSINESS AFFAIRS.

Currently, our principal stockholder, Northeast Nominee Trust, owns approximately 72.5% of our common stock. Duane Bennett is the sole trustee of this trust. As a result, he will have control over all matters requiring approval by our stockholders and can outvote all minority stockholders.  In addition, he will be able to elect all of the members of our Board of Directors, which will allow him to significantly control our affairs and management. He will also be able to affect most corporate matters requiring stockholder approval by written consent, without the need for a duly noticed and duly-held meeting of stockholders. Accordingly, you will be limited in your ability to effect change in how we conduct our business.

IF WE LOSE THE SERVICES OF OUR KEY PERSON, OUR BUSINESS COULD LOSE MONEY OR SHUT DOWN COMPLETELY.

Our success is heavily dependent upon the continued active participation of Duane Bennett, our officer and director. Mr. Bennett has twenty years of experience in the real estate business selling, buying and renovating multifamily homes in the Springfield, Massachusetts area and land development and buying and selling real estate in the Massachusetts area. If we lost Mr. Bennett’s services, we could lose money or shut down completely. We do not maintain "key person" life insurance on Mr. Bennett. We do not have a written employment agreement with Mr. Bennett. There can be no assurance that we will be able to recruit or retain other qualified personnel, should it be necessary to do so.

WE DO NOT HAVE ANY PLANS TO HIRE ADDITIONAL PERSONNEL FOR AT LEAST THE NEXT TWELVE MONTHS, WHICH MAY CAUSE SUBSTANTIAL DELAYS IN OUR OPERATIONS.

Although we plan to expand our business and operations, we have no plans to hire additional personnel for at least the next twelve months. As we expand our business there will be additional strains on our operations due to increased cost. In addition, expanded operations of our business may create additional demand for the time and services of our president, who currently devotes approximately ten hours per week to our business. We now only have the services of our president to accomplish our current business and our planned expansion. If our growth outpaces his ability to provide services and we do not hire additional personnel, it may substantially delay our operations.

OUR MANAGEMENT MAY HAVE POSSIBLE CONFLICTS OF INTEREST THAT MAY REDUCE THE LEVEL OF BUSINESS WE CONDUCT OR EXPANSION WE PURSUE.

Our officers and directors are involved in other business activities (such as other investments in the real estate market, and other lines of business in the automotive industry) and may, in the future become involved in other business opportunities that may reduce the level of business we conduct or expansion we pursue.  If another business opportunity becomes available, our officers and directors may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We have previously entered into transactions—and may do so in the future—with our officers, directors, and shareholders, or companies under their control. For example, Mr. Duane Bennett sold us the 3-story apartment building which is currently our main asset.  We have no current plans to engage in further transactions with Mr. Bennett or our officers, directors, or owners. However, future transactions or arrangements between or among our officers, directors and shareholders, and companies they control, may occur, and may result in conflicts of interest, which may reduce the level of business we conduct or the level of expansion we pursue. Mr. Bennett, as Trustee of Northeast Nominee Trust, purchased the Front Street property from James L. and Ann T. Domingos for $260,000 on February 14, 2005.  Mr. Bennett negotiated the purchase price through a real estate broker when he decided to make an offer on the property.  The property was held in the name of Northeast Nominee Trust until March 12, 2008, when it was transferred to Front Street First Corporation, a wholly owned subsidiary of Montgomery Real Estate Service, by Warranty Deed for consideration of $100 paid.

WE FACE INTENSE COMPETITION, WHICH PUTS US AT A COMPETITIVE DISADVANTAGE; IF WE ARE UNABLE TO OVERCOME THESE COMPETITIVE DISADVANTAGES WE MAY NEVER BECOME PROFITABLE.

We face intense competition from companies engaged in similar businesses. We will compete with numerous companies that lease or sell residential real estate both over the Internet and via traditional forms of business. We anticipate that competition will intensify within Internet distribution channels, which we do not utilize. Many of our competitors have significantly greater customer bases, operating histories, financial, technical, personnel and other resources than we do, and may have established reputations for success in the real estate industry. There can be no assurance that we will be able to compete effectively in the highly competitive real estate industry.  As a response to changes in the competitive environment, we may from time to time make certain service, marketing or supply decisions or acquisitions that could reduce our revenues, increase our expenses, or alter our pricing in a way that would diminish or prevent our profitability.

WE HAVE INCURRED LOSSES FROM OPERATIONS AND LIMITED CASH THAT RAISES SUBSTANTIAL DOUBT AS TO WHETHER WE CAN CONTINUE AS A GOING CONCERN.

As of December 31, 2007, our accumulated deficit was $22,431. Our cash flows (used in) operations were ($17,034) for the year ended December 31, 2007. We have incurred losses from operations and limited cash that raises substantial doubt as to whether we can continue as a going concern. In addition, we owe a total amount of $197,872 in principal with respect to the two mortgages on the Front Street property.

WE HAVE NOT CONDUCTED AN APPRAISAL ON OUR CURRENT PROPERTY

We have not conducted an appraisal on our property at 472 Front Street.  It is possible that the value of this property may be worth less than the money we paid for the property.  If it is later deemed that the value of the property is worth less than what we paid for it, your investment could lose value.

WE HAVE NOT CONDUCTED AN INDEPENDENT TITLE EXAMINATION ON OUR CURRENT PROPERTY

We have not conducted an independent title examination on our property at 4 7 2 Front Street.  If in the future we discover a cloud on this title we could face costly litigation to resolve this cloud.  Furthermore, if we discover that someone else has better title to the property, we may be required to buy out that party or we could even lose ownership in the property all together.

ENVIRONMENTAL RISKS IN OWNING PROPERTY

In the event that we buy property and later uncover environmental problems on that property we could face costly litigation to clear up the environmental issues.  We could also be forced to pay for environmental clean up of the property or could even lose the property all together if it is determined that the environmental conditions are so bad that the property is uninhabitable.

POTENTIAL DISRUPTION IN RENTAL REVENUES DUE TO OUR RENTERS’ POTENTIAL LIABILITY TO THEIR GUESTS IF THEIR GUESTS ARE HURT ON OUR PROPERTY

If our renters decide to have guests over and an accident occurs, it is possible that our renters could be sued.  In the event that our renters are underinsured it is possible they will be forced into bankruptcy or be forced to move out of our property.  If this occurs we could see a disruption in rental revenues and our business could suffer as a result.

POTENTIAL LIABILITY TO OUR RENTERS AND THEIR GUESTS IN THE EVENT ONE OF THEM IS HURT ON OUR PROPERTY

If our renters or their guests have an accident on our property, it is possible that we could be held liable for the damages to our renters or their guests.  If this occurs, we could see a disruption in our revenues and our business could suffer as a result.  If our business suffers you could lose your investment or the value of your stock could drop significantly.

ITEM 2. FINANCIAL INFORMATION

The discussion contained in this prospectus contains "forward-looking statements" that involve risk and uncertainties. These statements may be identified by the use of terminology such as "believes", "expects", "may", or "should", or "anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus. Important factors that could cause or contribute to such differences include those discussed under the caption entitled "risk factors," as well as those discussed elsewhere in this prospectus.

The following financial information presented below reflects that of the property-holding subsidiary prior to our acquisition.

OUR COMPANY

We were incorporated in Nevada on February 8, 2000 and now engage in the business of buying, selling, renting, and improving all aspects of real estate. Our services have been performed primarily in the Springfield, Massachusetts area. The real estate rental contracts we offer our customers vary in time from three to twelve months.

RESULTS OF OPERATIONS

Revenues (for the three and six months ended June 30, 2008 and 2007).

Revenues increased $707 or 1% to $13,758 for the three months ended June 30, 2008, respectively, as compared with $13,051 for the three months ended June 30, 2007, respectively. Revenues increased $1,970 or 8% to $27,407 for the six months ended June 30, 2008, respectively, as compared with $25,437 for the six months ended June 30, 2007, respectively. Revenues consisted of rentals on residential rental properties. The reasons for the above increases in revenues are attributable to cost of living increases on rents.

All sales transactions were with unrelated parties.

Cost of Sales (for the three and six months ended June 30, 2008 and 2007).

None.

Expenses (for the three and six months ended June 30, 2008 and 2007).

Operating expenses for the three months ended June 30, 2008 increased $22,156 or 236% to $31,530. The increase in expenses during this period was primarily attributable to an increase in general and administrative expenses that pertained to an issuance of 500,000 shares to a service provider in the second quarter of 2008. These shares were recorded at $.04 per share or the fair value of our stock at the date of issuance.

Operating expenses for the six months ended June 30, 2008 decreased $21,997 or 129% to $39,025. The increase in expenses during this period was primarily attributable to an increase in general and administrative expenses that pertained to more repairs and maintenance and the aforementioned issuance of shares for services received which increased in the first and second quarters of 2008.

We expect increases in expenses through the year 2008 as we move toward developing our business plan and registering our common stock. In addition, we expect cash outlays for professional fees to increase to around $20,000 per year for compliance with the reporting requirements of the Securities and Exchange Commission.

We do not have any lease agreements for our principal office and do not currently have any employment agreements.

Income Taxes (for the three and six months ended June 30, 2008 and 2007).

We had no provision for income taxes for the three and six months ended June 30, 2008 and 2007, respectively, due to our net loss.

If we incur losses, we may have a deferred tax asset. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. We do not currently have any net deferred tax assets.

Income/Losses (for the three and six months ended June 30, 2008 and 2007).

We had a net income (loss) of $(21,133), or less than $.01 per common share for the three-month period ended June 30, 2008. This compares to a net income of $88 or less than $.01 per common share for the same period ended June 30, 2007. The decrease in net income is attributable to the increase in general and administrative expenses as mentioned above.

We had a net income (loss) of $18,340, or less than $.01 per common share for the six-month period ended June 30, 2008. This compares to a net income of $1,231 or less than $.01 per common share for the same period ended June 30, 2007. The increase in net income is attributable to the smaller effect of the increase in general and administrative expenses as mentioned above.

Impact of Inflation.

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources (for the six months ended June 30, 2008 and 2007).

Cash flows provided by operations were $5,136 and $6,049 for the six months ended June 30, 2008 and 2007, respectively. These were mainly attributable to an increase and decrease in accounts payable an issuance of shares for services received of $20,000 in 2008 and non-cash depreciation charges of $5,226 in both periods.

Cash flows provided by (used in) financing activities were $(6,094) and $(6,016) for the six months ended June 30, 2008 and 2007, respectively. Cash flows used in these periods were due solely to repayments on notes payable on our income producing rental property.

Overall, we have funded our cash needs from inception through June 30, 2008 with a series of equity and debt transactions, including those with related parties as described above. If we are unable to receive additional cash from our related parties, we may need to rely on financing from outside sources through debt or equity transactions. Our related parties are under no legal obligation to provide us with capital infusions. Failure to obtain such financing could have a material adverse effect on our operations and financial condition. This could include an inability to do sufficient advertising for the homes that we sell, which would make us less competitive in the marketplace. We could also find it more difficult to enter into strategic joint venture relationships with third parties. Finally, it would most likely delay the implementation of our business plan. An alternative plan of operation in the event of a failure to obtain financing would be to continue operations as currently configured, with the result being little, if any, projected growth. Another alternative would be to enter into a joint venture with another company that has working capital available, albeit on less favorable terms than had we obtained financing, for the development of our business plan.

We had cash on hand of only $135 and working capital of $16,505 as of June 30, 2008. Our current amount of cash in the bank is insufficient to fund our operations for the next twelve months. We will rely on the existence of revenue from our business, if any, and funding from outside sources; however, we have no current or projected capital reserves that will sustain our business for the next 12 months. Also, if the projected revenues fall short of needed capital we will not be able to sustain our capital needs for the next twelve months. We will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. A lack of significant revenues during the remainder of 2007 will significantly affect our cash position and make it necessary to raise additional funds through equity or debt financing. Our current level of operations would require capital of approximately $10,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter. Modifications to our business plans or additional property acquisitions may require additional capital for us to operate. There can be no assurance that additional capital will be available to us when needed or available on terms favorable to us.

On a long-term basis, liquidity depends on continuation and expansion of operations, receipt of revenues, and additional infusions of capital and debt financing. We are considering launching a local advertising campaign. Our current capital and revenues are insufficient to fund such marketing. If we choose to launch such a campaign, we will require substantially more capital. If necessary, we will raise this capital through an additional stock offering. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans. For example, if we unable to raise sufficient capital to develop our business plan, we may need to:

- Seek projects of lesser value or that may be less profitable
- Seek smaller projects, which are less capital intensive, in lieu of larger projects; or
- Seek projects that are outside our geographical area to generate some revenue for us.

Demand for our rental services will be dependent on, among other things, market acceptance of our services, the real estate market in general and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of our activities is the receipt of rents from residential properties, our business operations may be adversely affected by our competitors and prolonged recession periods.

Our success will depend upon implementing our plan of operations and the risks associated with our business plans. We operate a small real estate rental business in the Springfield, Massachusetts area. We plan to strengthen our position in this market. We also plan to expand our operations in the Springfield area.

Going concern

As shown in the accompanying consolidated financial statements, we have suffered recurring losses from operation to date. We have a net deficiency of $20,771 as of June 30, 2008. These factors raise substantial doubt about our ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase revenues in an effort to generate positive cash flow. Additionally, we must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RESULTS OF OPERATIONS

Revenues (for the years ended December 31, 2007 and 2006).

Revenues increased $3,727 or 8% to $51,362 for the year ended December 31, 2007 as compared with $47,635 for the year ended December 31, 2006, respectively. Revenues consisted of rentals on residential rental properties. The reasons for the above increases in revenues are attributable to cost of living increases on rents.

All sales transactions were with unrelated parties.

Cost of Sales (for the years ended December 31, 2007 and 2006).

None.

Expenses (for the years ended December 31, 2007 and 2006).

Operating expenses for the year ended December 31, 2007 increased $16,674 or 35% to $64,129. The increase in expenses during this period was primarily attributable to increase in general and administrative expenses that pertained to $13,045 in bad debt expense in 2007. The bad debts were from selective tenants whose accounts receivable balances exceeded 120 days and were deemed uncollictible by management.

We expect increases in expenses through the year 2008 as we move toward developing our business plan and registering our common stock. In addition, we expect cash outlays for professional fees to increase to around $20,000 per year for compliance with the reporting requirements of the Securities and Exchange Commission .

We do not have any lease agreements for our principal office and do not currently have any employment agreements.

Income Taxes (for the years ended December 31, 2007 and 2006).

We had no provision for income taxes for the years ended December 31, 2007 and 2006, respectively, due to our net loss.

If we incur losses, we may have a deferred tax asset. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment. We do not currently have any net deferred tax assets.

Income/Losses (for the years ended December 31, 2007 and 2006).

We had a net (loss) of $(12,767), or less than $.01 per common share for the year ended December 31, 2007. This compares to a net income of $180, or less than $.01 per common share for the year ended December 31, 2006. This period net loss increased by over 100% from period to period. The 2007 net loss increase is attributable to the increase in general and administrative expenses in 2007 as mentioned above.

Impact of Inflation.

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources (for the years ended December 31, 2007 and 2006).

Cash flows provided by (used in) operations were $(17,034) and $20,453 for the year ended December 31, 2007 and 2006, respectively. These were mainly attributable to an increase in due from affiliate, bad debt expense in 2007 only and non-cash depreciation charges in both periods. Regarding the increase in due from affiliate, the increase was attributable to $29,024 paid to New Textile Technology Inc. ("Textile"), a corporation owned by our President, Duane Bennett, for temporary working capital to be used to purchase bulk inventory of Textile. We expected the loan to be repaid by Textile during the third quarter of 2008.

Cash flows used in investing activities were $5,445 and $7,737 for the years ended December 31, 2007 and 2006, respectively. Cash flows used in these periods were due primarily to improvements to our properties.

Cash flows provided by (used in) financing activities were $(5,829) and $16,680 for the years ended December 31, 2007 and 2006, respectively. Cash flows used in these periods were due primarily to repayments on notes payable on our income producing rental property offset by the capital contributions in the current periods from a shareholder.

Overall, we funded our cash needs from inception through December 31, 2007 with a series of equity and debt transactions, including those with related parties as described above. If we are unable to receive additional cash from our related parties, we may need to rely on financing from outside sources through debt or equity transactions. Our related parties are under no legal obligation to provide us with capital infusions. Failure to obtain such financing could have a material adverse effect on our operations and financial condition. This could include an inability to do sufficient advertising for the homes that we sell, which would make us less competitive in the marketplace. We could also find it more difficult to enter into strategic joint venture relationships with third parties. Finally, it would most likely delay the implementation of our business plan. An alternative plan of operation in the event of a failure to obtain financing would be to continue operations as currently configured, with the result being little, if any, projected growth. Another alternative would be to enter into a joint venture with another company that has working capital available, albeit on less favorable terms than had we obtained financing, for the development of our business plan.

We had cash on hand of only $1,093 and a working capital of $15,713 as of December 31, 2007. Our current amount of cash in the bank is insufficient to fund our operations for the next twelve months. We will rely on the existence of revenue from our business, if any, and funding from outside sources; however, we have no current or projected capital reserves that will sustain our business for the next 12 months. Also, if the projected revenues fall short of needed capital we will not be able to sustain our capital needs for the next twelve months. We will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. A lack of significant revenues during 2008 will significantly affect our cash position and make it necessary to raise additional funds through equity or debt financing. Our current level of operations would require capital of a range of $45,000 to $1,000,000, depending on the properties we plan to acquire and the maintenance of our current facilities. Please note that the $45,000 amount above consists of $25,000 in cash to purchase such properties as discussed in more detail in this paragraph plus $20,000 which covers additional expense related to our newly acquired reporting obligation. For instance, if we can purchase a property with as little money down, such as low as 5% for illustrative purposes, then we would only require the low end of the above range, or about $25,000 in cash, exclusive of the $20,000 in costs to cover the expense related to our newly acquired reporting obligation, to purchase such property costing $500,000 for illustrative purposes. On the other hand, if we purchase a property with only cash and without borrowing, then we would spend as much as $500,000 on the same purchase in the illustration above. If two of these properties are purchased with no borrowings, then we would spend $1,000,000 as an example. Modifications to our business plans or additional property acquisitions may require additional capital for us to operate. There can be no assurance that additional capital will be available to us when needed or available on terms favorable to us. We have no sources of capital in place.

On a long-term basis, liquidity depends on continuation and expansion of operations, receipt of revenues, and additional infusions of capital and debt financing. We are considering launching a local advertising campaign. Our current capital and revenues are insufficient to fund such marketing. If we choose to launch such a campaign, we will require substantially more capital. If necessary, we will raise this capital through an additional stock offering. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans. For example, if we are unable to raise sufficient capital to develop our business plan, we may need to:

- Seek projects of lesser value or that may be less profitable
- Seek smaller projects, which are less capital intensive, in lieu of larger projects; or
- Seek projects that are outside our geographical area to generate some revenue for us.

Demand for our rental services will be dependent on, among other things, market acceptance of our services, the real estate market in general and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of our activities is the receipt of rents from residential properties, our business operations may be adversely affected by our competitors and prolonged recession periods.

Our success will depend upon implementing our plan of operations and the risks associated with our business plans. We operate a small real estate rental business in the Springfield, Massachusetts area. We plan to strengthen our position in this market. We also plan to expand our operations in the Springfield area.

Going concern

As shown in the accompanying consolidated financial statements, we have suffered recurring losses from operation to date. We have a net deficiency of $22,431 as of December 31, 2007. These factors raise substantial doubt about our ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase revenues in an effort to generate positive cash flow. Additionally, we must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 ITEM 3. PROPERTIES

We do not own any property for the use of administration nor do we have any contracts or options to acquire any property in the future for such use.

Location and Description

We currently own a three-story apartment building in Chicopee, Massachusetts, located at 472 Front Street. The building is divided into six rentable units, all of which are currently occupied. Aggregate gross rental income from these six tenants is $4,465 per month.

Investment Policies

Our policy is to actively pursue the acquisition of real estate for investment income and appreciation in property value. We intend to place an emphasis on acquiring residential rental property which management feels is undervalued. Our policy will be to focus primarily on favorable terms of financing and potential return on capital. We intend to look for residential rental properties that can be purchased for less than market value.

We have no present intention to invest in first or second mortgages, securities of companies primarily engaged in real estate activities, or interests in real estate investment trusts or real estate limited partnerships. However, our board of directors is not precluded in the future from participating in such investments.

We currently have no limitations on the percentage of assets which may be invested in any one investment, or the type of securities or investments it may buy. However, our board of directors in its discretion may set policies without a vote of our securities holders regarding the percentage of assets which may be invested in any one investment, or type of investment. Our current policy is to evaluate each investment based on its potential capital return to us on a relatively short term basis. Furthermore, we do not plan to enter into the business of originating, servicing or warehousing mortgages or deeds of trust, except as may be incidental to its primary purpose of acquiring and renting real estate.

Description of Real Estate and Operating Data

Our primary asset is the three-story apartment building located at 472 Front Street in Chicopee, Massachusetts. We paid $100 cash and assumed Duane Bennett’s obligations under two mortgages totaling $225,000 (a commercial mortgage for $185,000 and a second mortgage for $40,000) in order to obtain the property. As of December 31, 2007, the mortgages had been paid down to an aggregate of $197,872. No prepayment penalty provisions exist in either mortgage. The commercial mortgages mature on February 15, 2020, and February 16, 2016 and should be paid in full with no balance owing on that date.

The building is divided into six rentable spaces, all of which are currently rented. There is no plan to make major renovations or improvements to the property.

As of this filing, we had six lease agreements in place for the building, representing a 100% occupancy rate. The leases are managed by Lessard Property Management, Inc. on our behalf.  The average effective annual rental per unit is $8,930 per unit, per year. The six leases on the property cover a combined total area of 6,000 square feet, representing a combined annual rental of $53,580, which represents 100% of the property’s gross annual rentals. None of the individual leases are with related parties, but all are unrelated third parties.

All of the leases are month-to-month, having become so after the original one-year leases were fulfilled and the tenants remained in the units.

Lessard Property Management has a contract with us to manage these leases, and their fee for doing so is 8% of the collected rent, or $150 per project (which, in this case, we have construed to mean the apartment building as a whole), whichever is greater.

Of the existing six tenants, all occupy more than 10% of the available space in the building. The nature of the business of each of these tenants and the principal provisions of their leases are outlined as follows: all are residential leases for individuals or families, for monthly rent, according to the usual terms for residential lease agreements.

The building is located in the city of Chicopee, which lies on the outskirts of the Springfield, Massachusetts urban area, located in the Pioneer Valley near the intersection of U.S. Interstates 90 (the Massachusetts Turnpike) and 91. Interstate 90 is the major east-west highway crossing Massachusetts. Interstate 91 is the major north-south highway that runs directly through the heart of New England. Chicopee is located approximately 90 miles west of Boston, Massachusetts, 70 miles southeast of Albany, New York and 30 miles north of Hartford, Connecticut. Chicopee is located in Hampden County, Massachusetts, whose estimated 1996 population was 441,280.

We are claiming a federal tax basis of $288,371 in the property, and are depreciating the property over a 27.5 year period, using the straight-line method of depreciation for book purposes and the MACRS method for IRS purposes, representing an annualized rate of 3.636%.

We are of the opinion that the building is adequately covered by insurance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of May 29, 2008, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Northeast Nominee Trust 191 Chestnut Street, Springfield, MA 01103	22,000,000 (3)(4) Indirect	72.5%

Security Ownership of Directors and Officers

Not applicable

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)
Mr. Bennett owns no shares in his own name. The 22,000,000 shares are owned in the name of the Northeast Nominee Trust, of which he is the sole trustee.   Mr. Bennett controls the voting and dispositive power for the shares held by the Northeast Nominee Trust, and he has a fiduciary duty to the beneficiaries of the Trust, who are his children, to act in their best interests with respect to the Northeast Nominee Trust.

(4)	The 22,000,000 shares listed in the table are issuable upon the conversion of 2,200,000 shares of preferred stock held by Northeast Nominee Trust.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Our Bylaws provide that we must have at least one director. Each director will serve until our next annual shareholder meeting, to be held sixty days after the close of the fiscal year, or until a successor is elected who accepts the position. Directors are elected for one-year terms. Our officers may be elected by our Board of Directors at any regular or special meeting of the Board of Directors.

Vacancies may be filled by a majority vote of the remaining directors then in office. Our directors and executive officers are as follows:

Name	Age	Position
Duane Bennett	47	President, Secretary, Director

Duane Bennett, President, Secretary and Director

Duane Bennett has been a Director since our inception. Mr. Bennett will serve as a director until our next annual shareholder meeting, or until a successor is elected and accepts the position. As the sole trustee of the Northeast Nominee Trust, Mr. Bennett will elect our directors and officers. Mr. Bennett devotes approximately 10 hours per week to our company . Mr. Bennett’s business experience over the last five years has consisted of the following:

Mr. Bennett was President of ABC Realty, Inc. (1997–2004), a publicly reporting company and a licensed real estate brokerage, which provided real estate brokerage services within the Charlotte, North Carolina area.  Mr. Bennett was brokering private vacant land development transactions.  During the same period, Mr. Bennett was also the President of Xenicent, Inc., a publicly reporting company that began as a real estate investment company engaged in the purchase and sale of raw land primarily in and around North Carolina.  In 2003, Xenicent along with Mr. Bennett acting as director and majority shareholder entered into a deal to obtain a 60% subsidiary interest in a Taiwanese company called Giantek Technology Corporation.  Giantek was primarily engaged in the production of light emitting diode (LED) display systems for use in the sport and transportation industries.  In 2004, the 60% subsidiary interest agreement that was entered into in 2003 was mutually rescinded as a result of an inability of the Giantek shareholders to raise the investment capital originally anticipated in the 2003 agreement.

On September 15, 2004 ABC Realty, Inc. entered into a Plan of Exchange with a Chinese company named Harbin Zhong He Li Da Jiao Yu Ke Ji You Xian Gong Si.  Pursuant to that plan of exchange the shareholders of the Chinese company exchanged 100% of their outstanding shares in exchange for a 95% interest in ABC Realty, Inc.  In addition, C&C Properties, Inc. (a company controlled by Mr. Bennett) received an aggregate payment of $400,000 in cash and promissory notes and retained 1,000,000 shares of the common stock of ABC Realty, Inc. as payment for surrendering the shares.

On June 22, 2004 Xenicent entered into a Plan of Exchange with a Chinese company named Heilongjiang Pingchuan Yi Liao Qi Xie You Xian Gong Xi.  Pursuant to that plan of exchange the shareholders of the Chinese company exchanged 100% of their outstanding shares for a 99% interest in Xenicent.  Mr. Bennett and the other founding principals of Xenicent received a payment of $400,000 in cash and notes as payment for surrendering their shares in Xenicent.

From 2003 to 2007 Mr. Bennett had also been a Director of Axiom III, Inc., a company with a very similar business plan to our own.  Axiom III was incorporated in Nevada in June 2004 to engage in the business of buying, selling, renovating and renting real estate. Mr. Bennett has been integral to Axiom III's development. Currently the company owns one building in Chicopee, Massachusetts, near Springfield in western Massachusetts. Axiom III has engaged in and Mr. Bennett has assisted with buying, selling, rentals, and improvements in real estate.

As of October 10, 2007, Axiom III, Inc. entered into a Share Exchange Agreement (“Agreement”), between and among Axiom III, Inc., Eastern Concept Development Ltd., (“Eastern”) a corporation organized and existing under the laws of Hong Kong a Special Administrative Region of the Peoples’ Republic of China, Mr. Benny Lee, the shareholder of Eastern (“Eastern Shareholder”), Foshan Wanzhi Electronic Technology Co., Ltd. (“Foshan”), a corporation organized under the laws of the Peoples’ Republic of China, Jun Chen the representative of the shareholders of Foshan and Duane Bennett, the Chief Executive Officer and Director of registrant.

Pursuant to the agreement Axiom III, Inc. acquired one hundred percent (100%) of all of the issued and outstanding share capital of Eastern from the Eastern Shareholder in exchange for 35,351,667 shares of common stock of the Registrant in a transaction intended to qualify as a tax-free exchange pursuant to sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Mr. Bennett is no longer employees by Axiom III, Inc. in any capacity.

Other than those persons mentioned above, we have no employees.

Family Relationships.

None.

Legal Proceedings.

No officer, director, or persons nominated for such positions and no promoter or significant employee of ours has been involved in legal proceedings that would be material to an evaluation of our management.

Promoters and Control Persons

Mr. Duane Bennett, our officer and director, is a control person within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his ability to influence our activities, and his position as our Director.

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Montgomery Real Estate Service, Inc. (F/K/A Media  Group South, Inc.) during the years 2007, 2006, and 2005. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Duane Bennett, our President, Secretary and Director.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Duane Bennett President, Secretary and Director	2007 2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -	- - -

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 31, 2007, Duane Bennett, as trustee for Northeast Nominee Trust, entered into a contract to transfer ownership in the three-story apartment building located at 472 Front Street from the Northeast Nominee Trust to Front Street First Corp., in exchange for $100 cash and for Front Street First Corp.’s assumption of the Northeast Nominee Trust’s obligations under two secured commercial mortgages for $225,000, which were paid down to $197,872 as of December 31, 2007.  The warranty deed evidencing this transfer and attached hereto as Exhibit 10.3, was executed on March 12, 2008.

During 2007, we made a loan of $29,024 to New Textile Technology Inc. ("Textile"), a corporation owned by our President, Duane Bennett, for temporary working capital to be used to purchase bulk inventory of Textile. We expected the loan to be repaid by Textile during the third quarter of 2008.

We have a policy in place whereby we require the board of directors’ approval for material related party transactions. Mr Bennett, as sole director, may approve all material related party transactions, including transactions in which he is a party.  However, as trustee for the Company’s majority shareholder, the Northeast Nominee Trust, Mr. Bennett has a fiduciary duty to act in the best interests of the Northeast Nominee Trust beneficiaries, his children.   We believe that all of our related party transactions were done on terms that would have been similar if we conducted them with unrelated third parties.

ITEM 8. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is not listed or quoted at the present time, and there is no present public market for our common stock. We intend to obtain a market maker who intends to file a form 211 with the National Association of Securities Dealers to quote our securities on the NASD OTC Bulletin Board, but there can be no assurance that our stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

Dividends

We have not paid any cash dividends since its inception and do not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business.

PENNY STOCK STATUS

If and when we develop a market for its common stock, it will be a  "penny stock," as the term is defined by Rule 3a51-1 of the Securities Exchange Act of 1934. This makes it subject to reporting,  disclosure and other rules imposed on broker-dealers by the Securities and Exchange Commission requiring brokers and dealers to do the following in connection with transactions in penny stocks:

1. Prior to the transaction, to approve the person's account for transactions in penny stocks by obtaining information from the person regarding his or her financial situation, investment experience and objectives, to reasonably determine based on that information that transactions in penny stocks are suitable for the person, and that the person has sufficient knowledge and experience in financial matters that the person or his or her independent advisor reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks. In addition, the broker or dealer must deliver to the person a written statement setting forth the basis for the determination and advising in highlighted format that it is unlawful for the broker or dealer to effect a transaction in a penny stock unless the broker or dealer has received, prior to the transaction, a written agreement from the person. Further, the broker or dealer must receive a manually signed and dated written agreement from the person in order to effectuate any transactions is a penny stock.

2. Prior to the transaction, the broker or dealer must disclose to the customer the inside bid quotation for the penny stock and, if there is no inside bid quotation or inside offer quotation, he or she must disclose the offer price for the security transacted for a customer on a principal basis unless exempt from doing so under the rules.

3. Prior to the transaction, the broker or dealer must disclose the aggregate amount of compensation received or to be received by the broker or dealer in connection with the transaction, and the aggregate amount of cash compensation received or to be received by any associated person of the broker dealer, other than a person whose function in solely clerical or ministerial.

4. The broker or dealer who has effected sales of penny stock to a customer, unless exempted by the rules, is required to send to the customer a  written statement containing the identity and number of shares or units of each such security and the estimated market value of the security. The imposition of these reporting and disclosure requirements on a broker or dealer make it unlawful for the broker or dealer to effect transactions in penny stocks on behalf of customers. Brokers or dealers may be discouraged from dealing in penny stocks, due to the additional time, responsibility involved, and, as a result, this may have a deleterious effect on the market for the company's stock.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is Guardian Registrar & Transfer Co., Plantation, Florida. We have no warrants.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On December 31, 2007 we entered into the following transaction and issued the following shares:

Transaction Descriptive Summary: Montgomery desires to acquire Front Street and the shareholders of Front Street (the “Front Street Shareholders”) desire that Front Street be acquired by Montgomery. Montgomery would acquire 100% of the capital stock of Front Street in exchange for the issuance by Montgomery of 1,400,000 new shares of Preferred Stock to Front Street, which are convertible into 14,000,000 shares of Common Stock of Montgomery at the option of the holder thereof, at any time after one year from the date of issuance. In addition, Northeast will retire the total 22,000,000 shares of Common Stock of Montgomery back to the treasury in exchange of the issuance by Montgomery of 2,200,000 new shares of Preferred Stock of Montgomery. The transaction will immediately close upon the approval of Board of Directors of Montgomery and Front Street, respectively.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON AND PREFERED STOCK

We are authorized to issue 175,000,000 shares of common stock and 25,000,000 shares of preferred stock, each with a par value of $.001 per share. The preferred shares are convertible into common shares on a one for ten convertible basis. As of May 29, 2008 , there were 30,356,200 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable. We currently have 1,400,000 shares of Preferred Stock issued and outstanding.

VOTING RIGHTS.

Each share of common stock entitles the holder to one vote at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

MISCELLANEOUS RIGHTS AND PROVISIONS.

Holders of common stock have no preemptive or other subscription rights, conversion rights, or redemption provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

There is no provision in our charter or by-laws that would delay, defer or prevent a change in our control.

DEBT SECURITIES.

We have not issued any debt securities.

DIVIDEND RIGHTS.

The common stock has no rights to dividends, except as the Board may decide in its discretion, out of funds legally available for dividends. We have never paid any dividends on its common stock, and has no plans to pay any dividends in the foreseeable future.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 1713 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter B and Sections 1741-1744 of Title 15, Part II, Subpart B, Article B, Chapter 17, Subchapter D of the Nevada Consolidated Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

Section 3.3 of Article III of the By-Laws of Montgomery Real Estate Service, Inc. (F/K/A Media  Group South, Inc.) provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Montgomery Real Estate Service, Inc. (F/K/A Media  Group South, Inc.)) to recover monetary damages and expenses against a director for breach of fiduciary duty

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

This information appears under Item 15 and is incorporated by reference herein.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

MONTGOMERY REAL ESTATE SERVICE, INC. FKA MEDIA GROUP SOUTH, INC. Unaudited Consolidated Balance Sheet At June 30, 2008

	Unaudited	Audited
Assets:	6/30/2008	12/31/2007
Current assets
Cash - unrestricted	$135	$1,093
Restricted cash - security deposits	4,586	-
Due from affiliate	29,024	29,024
Other assets	-	4,415
Accounts receivable	3,086	876

Total current assets	36,831	35,408

Fixed assets
Property and equipment	288,371	288,371
Accumulated depreciation	(34,119)	(28,893)

Total fixed assets	254,252	259,478

Total assets	$291,083	$294,886

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and other current liabilities	$3,551	$7,506
Security deposits	4,586	-
Current portion of mortgage payable	12,189	12,189

Total current liabilities	20,326	19,695

Long-term mortgage payable	179,589	185,683

Total liabilities	199,915	205,378

Stockholders' Equity
Common stock, (175,000,000 shares authorized, 8,856,200 shares issued
and outstanding, par value $.001 per share)	8,856	30,356
Convertible Preferred stock, (25,000,000 shares authorized, 3,600,000 shares issued
and outstanding, par value $.001 per share)	3,600	-
Additional paid-in capital	119,483	81,583
Retained deficit	(40,771)	(22,431)

Total stockholders' equity	91,168	89,508

Total liabilities and stockholders' equity	$291,083	$294,886

MONTGOMERY REAL ESTATE SERVICE, INC.
FKA MEDIA GROUP SOUTH, INC.
Unaudited Consolidated Statement of Stockholders' Equity
For the Six Months Ended June 30, 2008

	Common		Preferred
	Stock		Stock		Additional
	(Par value .001)	Common	(Par value .001)	Preferred	Paid in	Retained
		Shares		Shares	Capital	(Deficit)

Balances, January 1, 2008	$30,356	30,356,200	$-	-	$81,583	$(22,431)

Conversion of Common into Preferred shares
by Director and majority shareholder	$(22,000)	$(22,000,000)	$3,600	$3,600,000	$18,400	$-

Net (loss) income for the period	$-	-	$-	-	$-	$(18,340)

Issuance of Common shares for services
renderred	$500	$500,000	$-	$-	$19,500	$-

Balances, June 30, 2008	$8,856	8,856,200	$3,600	3,600,000	$119,483	$(40,771)

The accompanying notes are an integral part of these consolidated financial statements

MONTGOMERY REAL ESTATE SERVICE, INC.
FKA MEDIA GROUP SOUTH, INC.
Unaudited Consolidated Statements of Operations
For the Three and Six Months Ended June 30, 2008 and 2007

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	6/30/2008	6/30/2007	6/30/2008	6/30/2007

Rental income	$ 13,758	$ 13,051	$ 27,407	$ 25,437

Total revenue	13,758	13,051	27,407	25,437

Selling, general and administrative expenses	31,530	9,374	39,025	17,028

Net ordinary income (loss)	(17,772)	3,677	(11,618)	8,409

Interest expense	(3,361)	(3,589)	(6,722)	(7,178)

Net income (loss)	$ (21,133)	$ 88	$ (18,340)	$ 1,231

Net income (loss) per share, basic and fully diluted	$ *	$ *	$ *	$ *

Weighted Average Common Shares Outstanding	8,856,200	30,356,200	19,606,200	30,356,200

* = Less than $.01 per share.

The accompanying notes are an integral part of these consolidated financial statements

MONTGOMERY REAL ESTATE SERVICE, INC. FKA MEDIA GROUP SOUTH, INC.
Unaudited Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2008 and 2007

	6 Months Ended	6 Months Ended
	6/30/2008	6/30/2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(18,340)	$1,231
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	5,226	5,226
Common Stock issued for Services received	20,000	-
(Increase) decrease in operating assets:
Accounts receivable	(2,210)	(219)
Other assets	4,415	-
Increase (decrease) in operating liabilities:
Accounts payable and other current liabilities	(3,955)	(189)
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,136	6,049

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal repayments of long term debt	(6,094)	(6,016)
NET CASH (USED IN) FINANCING ACTIVITIES	(6,094)	(6,016)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(958)	33

CASH AND CASH EQUIVALENTS:
Beginning of period	1,093	5

End of period	$135	$38

OTHER SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the period for interest	$6,722	$7,178

Cash paid during the period for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

MONTGOMERY REAL ESTATE SERVICE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

NOTE 1 - BASIS OF PRESENTATION

The consolidated financial statements of Montgomery Real Estate Service, Inc. (the "Company"), included herein were prepared, without audit, pursuant to rules and regulations of the Securities and Exchange Commission. Because certain information and notes normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America were condensed or omitted pursuant to such rules and regulations, these consolidated financial statements should only be read in conjunction with the consolidated financial statements and notes thereto included in our audited consolidated financial statements as included in our Form 10 for the year ended December 31, 2007.

Interim Financial Information

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows as of (at) June 30, 2008, and 2007, have been included. Readers of these consolidated financial statements should note that the interim results for the three and six month periods ended June 30, 2008 is not necessarily indicative of the results that may be expected for the fiscal year as a whole.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Business Activity — Montgomery Real Estate Service, Inc. f/k/a Media Group South, Inc. ("The Company") was organized under laws of the State of as a C-Corporation. The Company owns 100% interest in Front Street First Corp, (Front Street) a Nevada Corporation.  Front Street merged with and into the Company as a wholly owned subsidiary on December 31, 2007.  The purpose of Front Street is to buy, sell, rent, and improve any and all aspects of real estate. Front Street currently owns one building in Chicopee, Massachusetts.

Cash and Cash Equivalents —For purposes of the Consolidated Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates —The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition —The Company’s revenue is derived from rental income from 6 leases, and all 6 are paid on a “month to month” basis.

In accordance with SFAS 13, paragraph 23, the cost of property held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total, is presented in the accompanying June 30, 2008 consolidated balance sheet. There are no contingent rentals included in income in the accompanying statements of operations. With the exception of the month-to-month leases, revenue is recognized on a straight-line basis and amortized into income on a monthly basis, over the lease term.

Comprehensive Income (Loss) —The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements.  There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the consolidated financial statements.

MONTGOMERY REAL ESTATE SERVICE, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008

Advertising Costs —Advertising costs are expensed as incurred. For the quarters ended June 30, 2008 and 2007, the Company incurred $0 and $0 respectively.

Fair Value of Financial Instruments —The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

Net Loss per Common Share —Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations.  Basic earnings per share amounts are based on the weighted average shares of common stock outstanding.  If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.  Accordingly, this presentation has been adopted for the period presented.  There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Income Taxes —Income taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, and some portion or the entire deferred tax asset will not be realized.  Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Accounts Receivable —Accounts deemed uncollectible are written off in the year they become uncollectible.

Impairment of Long-Lived Assets —The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-Lived Assets to be Disposed of” which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

Property and equipment —Rental property is stated at cost. Depreciation is provided by the straight-line method over the estimated economic life of the rental property’s remaining 27.5 years.

NOTE 3 – NOTES PAYABLE

Mortgages incurred for the purchase of the rental property consist of the following approximate amounts:

Secured, Commercial Mortgage to an unrelated party.
Dated February 15, 2005, Bearing 6.75% interest.	$157,000

Secured, Commercial Mortgage to an unrelated party.
Date February 15, 2005, Bearing 7% interest.	32,000
$191,000

NOTE 4 - GOING CONCERN

As shown in the accompanying consolidated financial statements, we have suffered recurring losses from operation to date. We have a net deficiency of $40,771 as of June 30, 2008. These factors raise substantial doubt about our ability to continue as a going concern.

Management's plans in regard to this matter are to raise equity capital and seek strategic relationships and alliances in order to increase revenues in an effort to generate positive cash flow. Additionally, we must continue to rely upon equity infusions from investors in order to improve liquidity and sustain operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
Montgomery Real Estate Service, Inc. f/k/a Media Group South, Inc. and Subsidiaries

I have audited the accompanying consolidated balance sheets of Montgomery Real Estate Service, Inc. f/k/a Media Group South, Inc. and Subsidiaries as of December 31, 2007, and the related consolidated statements of operations, stockholders’ deficit and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006.  These financial statements are the responsibility of the company’s management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montgomery Real Estate Service, Inc. f/k/a Media Group South, Inc. and Subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  The Company has recurring losses and has yet to generate an internal cash flow that raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note D.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Traci J. Anderson, CPA
Traci J. Anderson, CPA
March 3, 2008
Huntersville, North Carolina

Montgomery Real Estate Service, Inc
f/k/a Media Group South, Inc.
Consolidated Balance Sheet
December 31, 2007

ASSETS
Current Assets:
Cash	$1,093
Accounts Receivable	876
Due From Affiliate	29,024
Other Assets	4,415
Total Current Assets	35,408

Property and Equipment:
Property and Equipment	288,371
Accumulated Depreciation	(28,893)
Total Furniture and Equipment	259,478

Total Assets	$294,886

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current Maturities of Mortgage Payable	$12,189
Other Liabilities	5,160
Accounts Payable	2,346
Total Current Liabilities	19,695

Long-term Liabilities:
Mortgage Payable, Net of Current Maturities	185,683
Total Long-term Liabilities	185,683

Stockholders' Equity:
Common Stock (175,000,000 shares authorized, $.001 par,
30,356,200 shares issued and outstanding)	30,356
Paid in Capital	81,583
Retained (Deficit)	(22,431)
Total Stockholders’ Equity	89,508

Total Liabilities and Stockholders’ Equity	$294,886

The accompanying notes are an integral part of these consolidated financial statements.

Montgomery Real Estate Service, Inc.
f/k/a Media Group South, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
REVENUES
Rental Income	$50,844	$47,618
Other Income	518	17
TOTAL REVENUE	51,362	47,635

EXPENSES
Selling, general and administrative	18,558	15,611
Bad debt expense	13,045	-
Interest	14,458	14,420
Repairs and maintenance	7,615	7,323
Depreciation	10,453	10,101
TOTAL EXPENSES	64,129	47,455

NET INCOME/(LOSS)	$(12,767)	$180

Basic and Fully Diluted Income (Loss) per Share                                                                                                                                         **                            **

Weighted Average Shares Outstanding                                                                                                                                              30,356,200              30,356,200

** Less than $.01

The accompanying notes are an integral part of these consolidated financial statements.

Montgomery Real Estate Service, Inc.
f/k/a Media Group South, Inc.
Consolidated Statements of Cash Flows For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income/(loss)	$(12,767)	$180
Adjustments to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation	10,453	10,101
Accounts Receivable written off to Bad Debt Expense	13,045	-
Changes in Assets and Liabilities:
(Increase)/Decrease in Accounts Receivable	(196)	(1,076)
(Increase)/Decrease in Due From Affiliate	(29,024)
(Increase)/Decrease in Other Assets	-	(825)
Increase/(Decrease) In Current Portion of Mortgage Payable	800	11,388
Increase/(Decrease) In Other Current Liabilities	-	826
Increase/(Decrease) in Accounts Payable	655	(141)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(17,034)	20,453

CASH FLOWS FROM INVESTING ACTIVITIES:
Improvements to Property	(5,445)	(7,737)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,445)	(7,737)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	-	-
Capital Contributions	5,800	38,250
(Increase)/Decrease Shareholder's Loan Receivable	-	-
Increase/(Decrease) in Mortgage Payable	(11,629)	(21,570)
Increase/(Decrease) in borrowings on Line of Credit	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,829)	16,680

NET INCREASE IN CASH AND
CASH EQUIVALENTS	(28,308)	29,396

CASH AND CASH EQUIVALENTS:
Beginning of Period	29,401	5

End of Period	$1,093	$29,401

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Interest	$14,458	$14,420

The accompanying notes are an integral part of these consolidated financial statements.

Montgomery Real Estate Service, Inc.
f/k/a Media Group South, Inc.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2007 and 2006

			Additional
	Common	Common	Paid-in	Retained
	Shares	Stock	Capital	Deficit
Balances, January 1, 2006	-	$-	$67,889	$(9,844)
Capital Contributions	-	-	38,250	-
Net Income (loss) for the year	-	-	-	180
Balances, December 31, 2006	-	$-	$106,139	$(9,664)
Capital Contributions	-	-	5,800	-
Stock issued in merger	30,356,200	30,356	(30,356)
Net income (loss) for the year	-	-	-	(12,767)
Balances, December 31, 2006	60,712,400	$60,712	$81,583	$(22,431)

The accompanying notes are an integral part of these consolidated financial statements.

MONTGOMERY REAL ESTATE SERVICE, INC.
F/K/A MEDIA SOUTH GROUP, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity— Montgomery Real Estate Service, Inc. f/k/a Media Group South, Inc. ("The Company") was organized under laws of the State of as a C-Corporation. The Company owns 100% interest in Front Street First Corp, (Front Street) a Nevada Corporation.  Front Street merged with and into the Company as a wholly owned subsidiary on December 31, 2007.  The purpose of Front Street is to buy, sell, rent, and improve any and all aspects of real estate. Front Street currently owns one building in Chicopee, Massachusetts.

The transaction was accounted for as a capital transaction and recapitalization by the accounting acquirer and as a re-organization by the accounting acquiree wherein Montgomery Real Estate Service, Inc. is the acquiree and, Front Street is the acquirer and both companies were under common control.

Accordingly, the consolidated financial statements include the following:

(1) The balance sheet consists of the net assets of the acquirer at historical cost and net assets of the acquiree at historical cost.

(2) The statements of operations include the operations of the acquirer for the periods presented and the operations of the acquiree from the date of merger.

Cash and Cash Equivalents—For purposes of the Consolidated Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management’s Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition—The Company’s revenue is derived from rental income from 6 leases, and all 6 are paid on a “month to month” basis.

In accordance with SFAS 13, paragraph 23, the cost of property held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total, is presented in the accompanying December 31, 2007 balance sheet.  There are no contingent rentals included in income in the accompanying statements of operations.  With the exception of the month-to-month leases, revenue is recognized on a straight-line basis and amortized into income on a monthly basis, over the lease term.

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements.  There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the consolidated financial statements.

Advertising Costs—Advertising costs are expensed as incurred.  For the years ended December 31, 2007 and 2006, the company incurred $0 and $0 respectively.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

Net Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations.  Basic earnings per share amounts are based on the weighted average shares of common stock outstanding.  If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share.  Accordingly, this presentation has been adopted for the period presented.  There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Income Taxes—Income taxes are provided in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carryforwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that, and some portion or the entire deferred tax asset will not be realized.  Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Accounts Receivable—Accounts deemed uncollectible are written off in the year they become uncollectible.  For the years ended December 31, 2007 and 2006, the following amounts were deemed uncollectible and written off as bad debts:

	2007	2006
Accounts Receivable Written off as Bad Debt Expense	$13,045	$-

Outstanding Accounts Receivable as of December 31, 2007 was $876.

Impairment of Long-Lived Assets— The Company evaluates the recoverability of its fixed assets and other assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144’). SFAS 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds its expected cash flows, it is considered to be impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company adopted the statement on inception. No impairments of these types of assets were recognized during the periods ended December 31, 2007 and 2006 based upon a management review of such assets.

Property and equipment—Rental property is stated at cost.  Depreciation is provided by the straight-line method over the estimated economic life of the rental property’s remaining 27.5 years.  As of December 31, 2007, the Company’s Rental Property and Capital Improvements balance was $259,478 (net).  Depreciation expense was $10,453 and $10,101 for the years ended December 31, 2007 and 2006.

Recent Accounting Pronouncements — In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2006, the FASB issued SFAS Statement No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”.  This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  This Statement requires that an entity recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.  This Statement requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and it permits an entity to choose either the Amortization Method or the Fair Value Method for each class of separately recognized servicing assets and servicing liabilities.  At its initial adoption, the Statement permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under SFAS No. 115.  This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

MONTGOMERY REAL ESTATE SERVICE, INC.
F/K/A MEDIA SOUTH GROUP, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements (cont’d)

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB No. 109.  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes”.  This interpretation prescribes recognition of threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  This interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.  Accordingly, SFAS No. 157 does not require any new fair value measurements.  However, for some entities, the application of SFAS No. 157 will change current practice.  This Statement is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. Earlier application is permitted if the entity has not yet issued interim or annual financial statements for that fiscal year.  Early adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position, but the Company is evaluating the Statement to determine what impact, if any, it will have on the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement requires balance sheet recognition of the funded status, which is the difference between the fair value of plan assets and the benefit obligation, of pension and postretirement benefit plans as a net asset or liability, with an offsetting adjustment to accumulate other comprehensive income in shareholders’ deficit. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company’s fiscal year end. The Company is currently evaluating the Statement to determine what impact, if any, it will have on the Company.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.  Effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. No entity is permitted to apply the Statement retrospectively to fiscal years preceding the effective date unless the entity chooses early adoption. The choice to adopt early should be made after issuance of the Statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including required notes to those financial statements, for any interim period of the fiscal year of adoption.

Early adoption of this standard is not expected to have a material effect on the Company’s results of operations or its financial position, but the Company is evaluating the Statement to determine what impact, if any, it will have on the Company.

In December 2007, the FASB revised Statement of Financial Accounting Standards No. 141, “Business Combinations”.  The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  The Statement establishes principles and requirements for how the acquirer:

a.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.

b.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.

c.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require:

➢
The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity.

➢	The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income.

➢	Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for consistently.

➢	The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontroling equity investment rather than the carrying amount of that retained investment.

➢	Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This statement is effective for annual periods beginning after December 15, 2008.  The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

MONTGOMERY REAL ESTATE SERVICE, INC.
F/K/A MEDIA SOUTH GROUP, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2007 and 2006 is summarized as follows:

          Cash paid during the years for interest and income taxes:

	2007	2006
Income Tax	$-	$-
Interest	$-	$-
	2007	2006
Common stock issued for services	$-	$-

NOTE C—INCOME TAXES

Due to the operating loss and the inability to recognize an income tax benefit therefrom, there is no provision for current or deferred federal or state income taxes for the year ended December 31, 2007.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company’s total deferred tax asset, calculated using federal and state effective tax rates, as of December 31, 2007 is as follows:

Total Deferred Tax Asset	$9,707
Valuation Allowance	(9,707)
Net Deferred Tax Asset	$(0)

The reconciliation of income taxes computed at the federal statutory income tax rate to total income taxes for the year ended December 31, 2007 is as follows:

	2007	2006
Income tax computed at the federal statutory rate	34.0%	34.0%
State income tax, net of federal tax benefit	0.0%	0.0%
Total	34.0%	34.0%
Valuation allowance	-34.0%	-34.0%
Total deferred tax asset	0.0%	0.0%

Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance.  The valuation allowance increased (decreased) by $12,767 and $(15,782) in 2007 and 2006, respectively.

As of December 31, 2007, the Company had federal and state net operating loss carryforwards as follows of $22,431 which will expire at various times through the year 2027.

NOTE D—GOING CONCERN

As shown in the accompanying financial statements, the Company has had recurring losses from operations to date.  During 2007 and 2006, the Company had net income/(loss) of $(12,767) and $180, a net deficiency of $22,431.

Management believes that actions presently being taken to raise equity capital, seek strategic relationships and alliances, and build its marketing efforts to generate positive cash flow provide the means for the Company to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MONTGOMERY REAL ESTATE SERVICE, INC.
F/K/A MEDIA SOUTH GROUP, INC.
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE E—SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”  This statement requires companies to report information about operating segments in interim and annual financial statements.  It also requires segment disclosures about products and services, geographic areas and major customers.  The Company determined that it did not have any separately reportable operating segments as of December 31, 2005.

NOTE E—EQUITY

As of December 31, 2007, the Company had issued 30,356,200 shares of Common Stock at par, all of which were also outstanding. Subsequent to year end, the Company amended its articles of incorporation to increase the authorized common shares to 175,000,000 and to create a preferred class of 25,000,000 authorized shares with a par value of $.001 per share.

NOTE F—COMMITMENTS/LEASES

As of December 31, 2007, the Company had no outstanding commitments.

NOTE G—NOTES PAYABLE

Mortgages incurred for the purchase of the rental property consist of the following:

Secured, Commercial Mortgage to an unrelated party.
Dated February 15, 2005, Bearing 6.75% interest.	$162,828

Secured, Commercial Mortgage to an unrelated party.
Date February 15, 2005, Bearing 7% interest.	35,044
$197,872

The aggregate amount of long-term debt maturing during each of the succeeding five years and thereafter  is as follows:

For the year ending	Amount
2008	$12,189
2009	13,067
2010	13,098
2011	15,827
2012	15,990
Thereafter	127,701
Total	$197,872

Index to Exhibits

3.1	Articles of Incorporation (2)
3.2	Amendments to Articles of Incorporation (2)
3.3	Certificate of Amendment for name change, increase in common shares and creation of preferred shares (1)
3.4	Amended By-Laws for name change (2)
4.1	Form of Stock Certificate (2)
4.2	By-Laws (2)
10.1	Residential Property Management Agreement with Lessard Property Management Services, Inc., dated September 27, 2001 (2)
10.2	Commercial Mortgage, Security Agreement and Assignment of Leases and Rents between Northeast Nominee Trust and Chicopee Savings Bank, dated February 15, 2005 (2)
10.3	Warranty Deed between Northeast Nominee Trust and Front Street First Corp., dated March 12, 2008 (2)
10.4	Second Mortgage between Northeast Nominee Trust and Domingo’s for $40,000 (2)
10.5	List of subsidiaries (2)
10.6	Merger agreement between Duane Bennett and Media Group South, Inc. (2)
10.7	Assumption Agreement (2)
10.8	Supplement to Warranty Deed (2)
99.1	Indemnification Under Title 7, Chapter 78 of the Nevada Revised Statutes (2)

(1)	Filed herewith.
(2)	Filed previously in Form 10 on March 27, 2008.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

Dated: June 4, 2008

MONTGOMERY REAL ESTATE SERVICE, INC. (F/K/A MEDIA  GROUP SOUTH, INC.)

BY:  /s/ Duane Bennett
        Duane Bennett, President